June 26, 1997


Craig Lazar
November, Lazar & Scher, Inc.
3575 Cahuenga Blvd. West, Suite 330
Los Angeles, CA  90068

Re:  Billing and Payments in Kind

Dear Craig:

This is to confirm that you have agreed to accept 75,000 shares of unrestricted, tradable common stock of Vitafort ("Shares") as payment on account of Vitafort for services rendered on our behalf by your firm (November, Lazar & Scher, Inc.). The terms under which the securities are to be accepted and calculated are as follows:

    1) Vitafort will issue, at the earliest practical time, the Shares to fully cover the outstanding amounts due.
    2) Craig Lazar shall have the option to dispose of the Shares in the open market, in an orderly manner, during the ensuing 30 days from the date of issue.
    3) The net proceeds received from the sale of the Shares shall be considered as payment for the account of Vitafort and shall be applied against open valid invoices for services rendered. Net proceeds is defined as the sale price of the securities less the sales commission cost and sundry fees charged by the stock broker (such costs should not exceed approximately 6% of the gross sales price).
    4) Craig Lazar may choose, at his own discretion, to keep the Shares beyond the thirty (30) day period. In such case, November, Lazar & Scher, Inc. will post a credit to the account of Vitafort in an amount equal to the closing bid price as of the date of issue less five percent (5%) for estimated sales costs. The date of issue shall be defined as the date of the transmittal letter to you from Vitafort sending the securities to you.
         Vitafort shall bear no interest in the future sale proceeds of the above Shares in question and Craig Lazar and/or November, Lazar & Scher, Inc. shall hold Vitafort harmless for any decline in the market price of the securities issued herein.

    5) Craig Lazar, via November, Lazar & Scher, Inc., will continue to bill Vitafort for services and appropriate fees on a periodic basis in the normal course of business. These billings will clearly include notations and supporting documentation, such as broker confirmations, pertaining to the net proceeds to be applied to the account of Vitafort as a result of the sales of securities during the period since the last billing.
    If the above clearly and explicitly sets forth the mutual understanding between the two parties, please sign both copies of this document and return one copy to the undersigned. Upon receipt of the signed copy, we will arrange for the appropriate documentation and will issue the Shares in accordance with the above, Vitafort International Corporation bylaws and Articles of Incorporation, and S.E.C. rules and regulations.


Sincerely,



Jack B. Spencer
Chief Operating Officer/
Chief Financial Officer



Agreed and Accepted:




    /s/ Craig Lazar
-----------------------------------
Craig Lazar
Telephone Number
                 ----------------------

 June 28, 1997
-----------------------------
Date